UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(1 – 31 March 2019)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 01 March 2019	Announcement Transaction in Own Shares 01 March 2019
Announcement Transaction in Own Shares 04 March 2019	Announcement Director/PDMR Shareholding 05 March 2019
Announcement Director/PDMR Shareholding 05 March 2019	Announcement Transaction in Own Shares 05 March 2019
Announcement Transaction in Own Shares 06 March 2019	Announcement Transaction in Own Shares 07 March 2019
Announcement Director/PDMR Shareholding 08 March 2019	Announcement Transaction in Own Shares 08 March 2019
Announcement Director/PDMR Shareholding 11 March 2019	Announcement Director/PDMR Shareholding 11 March 2019
Announcement Transaction in Own Shares 11 March 2019	Announcement Director/PDMR Shareholding 12 March 2019
Announcement Transaction in Own Shares 12 March 2019	Announcement Transaction in Own Shares 13 March 2019
Announcement Transaction in Own Shares 14 March 2019	Announcement Transaction in Own Shares 15 March 2019
Announcement Transaction in Own Shares 18 March 2019	Announcement Director Declaration 19 March 2019
Announcement Transaction in Own Shares 19 March 2019	Announcement Transaction in Own Shares 20 March 2019
Announcement Transaction in Own Shares 21 March 2019	Announcement Transaction in Own Shares 22 March 2019
Announcement Transaction in Own Shares 25 March 2019	Announcement Transaction in Own Shares 26 March 2019
Announcement Transaction in Own Shares 27 March 2019	Announcement Transaction in Own Shares 28 March 2019
Announcement Transaction in Own Shares 29 March 2019

Diageo PLC – Total Voting Rights
Dated 01 March 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 28 February 2019 consisted of 2,647,728,316 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights.  229,777,150 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,417,951,166 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 March 2019

Diageo PLC – Transaction in Own Shares
Dated 01 March 2019

Transaction in Own Shares
1st March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 1,355,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 01, 2019	800,000	2,946.00	2,921.00	2,935.23	XLON
March 01, 2019	275,000	2,945.50	2,922.50	2,935.19	Chi-X
March 01, 2019	280,000	2,945.00	2,922.50	2,935.13	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

 http://www.rns-pdf.londonstockexchange.com/rns/6601R_1-2019-3-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 04 March 2019

Transaction in Own Shares
4th March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 1,375,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 04, 2019	820,000	2,981.00	2,946.50	2,964.28	XLON
March 04, 2019	275,000	2,980.50	2,946.50	2,964.22	Chi-X
March 04, 2019	280,000	2,980.50	2,946.50	2,964.17	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8026R_1-2019-3-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 05 March 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Various awards under the Diageo 2014 Long Term Incentive Plan were released on 4 March 2019.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

5 March 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Deirdre Mahlan
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares
b)	Nature of the transaction	1. Release of award of American Depositary Shares under the Diageo 2014 Long Term Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	7,345
		2.	$156.13	2,635
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-03-04
f)	Place of transaction	New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairead Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Release of award of Ordinary Shares under the Diageo 2014 Long Term Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	24,273
		2.	£29.68	11,437
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-03-04
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 05 March 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 5 March 2019, Susan Kilsby, Non-Executive Director, purchased 650 American Depositary Shares.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

5 March 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Susan Kilsby
2.	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	Purchase of American Depositary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$156.05	650
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-03-05
f)	Place of transaction	New York Stock Exchange (XNYS)

Diageo PLC – Transaction in Own Shares
Dated 05 March 2019

Transaction in Own Shares
5th March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 1,355,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 05, 2019	810,000	2,993.00	2,975.50	2,978.00	XLON
March 05, 2019	270,000	2,993.00	2,975.00	2,977.73	Chi-X
March 05, 2019	275,000	2,993.00	2,975.00	2,977.70	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9443R_1-2019-3-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 06 March 2019

Transaction in Own Shares
6th March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 1,360,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 06, 2019	805,000	3,001.50	2,980.50	2,991.30	XLON
March 06, 2019	275,000	3,001.50	2,981.50	2,991.27	Chi-X
March 06, 2019	280,000	3,001.50	2,981.50	2,991.43	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0930S_1-2019-3-6.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 07 March 2019

Transaction in Own Shares
7th March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 1,370,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 07, 2019	800,000	3,052.00	3,002.50	3,036.87	XLON
March 07, 2019	285,000	3,052.00	3,002.00	3,036.32	Chi-X
March 07, 2019	285,000	3,052.00	3,004.00	3,036.26	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2322S_1-2019-3-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 08 March 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 7 March 2019, a conditional award over Ordinary Shares under the Diageo plc 2014 Long Term Incentive Plan was granted to Dayalan Nayager, a person closely associated with Mairéad Nayager.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

8 March 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Person closely associated with Mairéad Nayager
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Grant of conditional award under the Diageo 2014 Long Term Incentive Plan over Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	11,744
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-03-07
f)	Place of transaction	Outside a trading venue

Diageo PLC – Transaction in Own Shares
Dated 08 March 2019

Transaction in Own Shares
8th March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 1,370,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 08, 2019	800,000	3,048.50	3,023.50	3,035.76	XLON
March 08, 2019	285,000	3,048.50	3,023.50	3,035.98	Chi-X
March 08, 2019	285,000	3,047.50	3,023.50	3,035.86	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3730S_1-2019-3-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 11 March 2019

 Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 8 March 2019, an award over American Depositary Shares under the Diageo plc 2009 Discretionary Incentive Plan was released to Ivan Menezes.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

11 March 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ivan Menezes
2.	Reason for the notification
a)	Position / status	Chief Executive Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Release of award of American Depositary Shares under the Diageo plc 2009 Discretionary Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	24,404
		2.	$158.435	11,976
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-03-08
f)	Place of transaction	New York Stock Exchange (XNYS)

Diageo PLC – Director/PDMR Shareholding
Dated 11 March 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.61	270
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-03-11
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 11 March 2019

Transaction in Own Shares
11th March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 1,370,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 11, 2019	800,000	3,081.50	3,042.50	3,056.83	XLON
March 11, 2019	285,000	3,081.00	3,042.50	3,057.17	Chi-X
March 11, 2019	285,000	3,081.00	3,042.50	3,057.14	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5082S_1-2019-3-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 12 March 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 11 March 2019, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

12 March 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.635	5 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-03-11
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	David Cutter
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.635	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-03-11
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Victoria Frame
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.635	5 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-03-11
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.635	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-03-11
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.635	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-03-11
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.635	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-03-11
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 12 March 2019

Transaction in Own Shares
12th March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 1,356,675 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 12, 2019	793,004	3,058.00	3,010.00	3,039.71	XLON
March 12, 2019	291,414	3,058.00	3,010.50	3,038.24	Chi-X
March 12, 2019	272,257	3,058.00	3,010.00	3,038.30	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6562S_1-2019-3-12.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 13 March 2019

Transaction in Own Shares
13th March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 1,410,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 13, 2019	820,000	3,069.50	3,037.50	3,054.01	XLON
March 13, 2019	295,000	3,069.00	3,039.00	3,053.93	Chi-X
March 13, 2019	295,000	3,069.50	3,039.00	3,054.12	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

 http://www.rns-pdf.londonstockexchange.com/rns/8035S_1-2019-3-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 14 March 2019

Transaction in Own Shares
14th March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 1,445,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 14, 2019	830,000	3,063.50	3,028.50	3,051.52	XLON
March 14, 2019	300,000	3,063.00	3,028.50	3,051.17	Chi-X
March 14, 2019	315,000	3,063.00	3,028.50	3,051.06	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9436S_1-2019-3-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 15 March 2019

Transaction in Own Shares
15th March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 1,505,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 15, 2019	860,000	3,097.50	3,051.00	3,077.09	XLON
March 15, 2019	305,000	3,097.50	3,049.50	3,076.94	Chi-X
March 15, 2019	340,000	3,097.50	3,051.50	3,076.81	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0878T_1-2019-3-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 18 March 2019

Transaction in Own Shares
18th March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 1,400,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 18, 2019	800,000	3,091.00	3,065.50	3,081.97	XLON
March 18, 2019	250,000	3,091.00	3,067.00	3,081.84	Chi-X
March 18, 2019	350,000	3,091.00	3,067.00	3,081.71	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2127T_1-2019-3-18.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director Declaration
Dated 19 March 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director Declaration

Diageo plc announces in accordance with LR 9.6.14(R) that Susan Kilsby, a non-executive director, has been appointed as a non-executive director of BHP Group Limited and BHP Group Plc, with effect from 1 April 2019.

James Edmunds
Deputy Company Secretary

19 March 2019

Diageo PLC – Transaction in Own Shares
Dated 19 March 2019

Transaction in Own Shares
19th March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 595,762 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 19, 2019	595,762	3,109.50	3,072.50	3,090.91	XLON
March 19, 2019	-	-	-	-	Chi-X
March 19, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3599T_1-2019-3-19.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 20 March 2019

Transaction in Own Shares
20th March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 749,663 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 20, 2019	749,663	3,108.00	3,062.00	3,091.70	XLON
March 20, 2019	-	-	-	-	Chi-X
March 20, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

 http://www.rns-pdf.londonstockexchange.com/rns/4992T_1-2019-3-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 21 March 2019

 Transaction in Own Shares
21st March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 700,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 21, 2019	700,000	3,143.50	3,085.50	3,114.30	XLON
March 21, 2019	-	-	-	-	Chi-X
March 21, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6521T_1-2019-3-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 22 March 2019

Transaction in Own Shares
22nd March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 600,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 22, 2019	600,000	3,134.50	3,073.50	3,096.42	XLON
March 22, 2019	-	-	-	-	Chi-X
March 22, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7928T_1-2019-3-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 25 March 2019

 Transaction in Own Shares
25th March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 612,556 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 25, 2019	612,556	3,095.50	3,062.00	3,078.25	XLON
March 25, 2019	-	-	-	-	Chi-X
March 25, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9448T_1-2019-3-25.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 26 March 2019

Transaction in Own Shares
26th March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 715,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 26, 2019	715,000	3,132.00	3,085.00	3,117.48	XLON
March 26, 2019	-	-	-	-	Chi-X
March 26, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0860U_1-2019-3-26.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 27 March 2019

 Transaction in Own Shares
27th March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 646,590 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 27, 2019	646,590	3,126.50	3,075.00	3,091.29	XLON
March 27, 2019	-	-	-	-	Chi-X
March 27, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2363U_1-2019-3-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 28 March 2019

Transaction in Own Shares
28th March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 464,232 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 28, 2019	464,232	3,134.00	3,100.00	3,125.84	XLON
March 28, 2019	-	-	-	-	Chi-X
March 28, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3979U_1-2019-3-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 29 March 2019

Transaction in Own Shares
29th March 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 600,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
March 29, 2019	600,000	3,149.50	3,111.00	3,133.55	XLON
March 29, 2019	-	-	-	-	Chi-X
March 29, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5589U_1-2019-3-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 April 2019

By:___/s/ James Edmunds

FILING SIGNATORY: James Edmunds
POSITION: Deputy Company Secretary